Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2007	2006

Earnings available to cover fixed charges:
Income before income taxes and cumulative effect of accounting change	$482	$396
Plus: Fixed charges	151	116
Amortization of capitalized interest	13	6
Less: Capitalized interest	18	11

Earnings available to cover fixed charges	$628	$507

Fixed charges (*):
Interest, including amortization of deferred financing costs	$132	$100
Interest portion of rental payments	19	16

Total fixed charges	$151	$116

Ratio of earnings to fixed charges	4.16x	4.37x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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